Exhibit 99.1
CORPORATE RELEASE
STATS ChipPAC Ltd. Announces Tessera Technologies, Inc.’s
Patent Infringement Claims And Will Defend The Lawsuit
United States — 02/06/2006, Singapore — 02/06/2006 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATChP), a leading independent semiconductor test and advanced packaging service provider, today announced today that it has been notified that Tessera Technologies, Inc. (“Tessera”) has sought to add it and other parties to a pre-existing patent infringement action pending in the Northern District of California, asserting claims for infringement of several Tessera patents and a claim for breach of an existing license agreement.
STATS ChipPAC is a major supplier of packaging solutions to the worldwide semiconductor industry and relies on its extensive research and development to deliver innovative solutions to our customers. STATS ChipPAC respects the legitimate intellectual property rights of others, but believes Tessera’s claims are without merit and will defend the lawsuit vigorously.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Singapore Contact :
Lee Ching Ching
Senior Investor Relations Manager
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : chingching.lee@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059